ABRIDGEMENT CERTIFICATE

Re: Annual General Meeting (the "Meeting") of Quaterra Resources Inc. to be held on June 30, 2020

The undersigned Lawrence Page, the duly appointed Corporate Secretary of Quaterra Resources Inc. (the "Company"), hereby provides notice that the Company intends to rely on Section 2.20 of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") and hereby certifies that the Company has arranged to:

(a) have proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting; and

(b) have carried out all of the other requirements of NI 54-101.

DATED as of June 1, 2020.

Yours truly,

"Lawrence Page"

Lawrence Page, Q.C.

Corporate Secretary